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                                                                    Exhibit 99.3

                              [PLAYNET LETTERHEAD]

                                 August 1, 1997


Richard H. Langley
Langley-Downey Entertainment, Inc.
1875 Century Park East
Suite 150D
Century City, California  90067

                  Re: "Invest America" Interviews and Advertising Spots Invoice No 13, dated 7/1/97


Dear Mr. Langley:

We are in receipt of your correspondence dated, July 29, 1997 with respect to the outstanding balance due of $40,833.75 on the above captioned invoice (original balance due of $50,000) after application of the 14,666 shares of common stock, par value $.001 per share (the "Common Stock") of PlayNet valued at $9,166.25 which were issued to your Company.

As discussed in your letter, PlayNet will issue to Langley Downey Entertainment, Inc. an additional 40,834 shares of PlayNet Common Stock, registered with the US Securities and Exchange Commission on a Form S-8 (the "Shares"), in payment of the balance due on the above captioned invoice. In the event that the average closing bid price for such Shares for the five (5) trading days immediately following your receipt of the Shares results in a valuation less than the $40,833.75, then PlayNet will pay the balance due in cash within five (5) business days of receipt of a written invoice from you for the remaining balance.

We appreciate the cooperation exhibited by your organization.

                                                Very truly yours,
                                                PLAYNET
                                                TECHNOLOGIES, INC.
Agreed & Accepted
Langley Downey Entertainment, Inc
                                                /s/ Shmuel Cohen
                                                Shmuel Cohen
/s/ Richard H. Langley                          President and
Richard H. Langley                              Chief Executive Officer



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